NOTICE OF CHANGE IN CORPORATE STRUCTURE Pursuant to Section 4.9 of National Instrument 51-102 Item 1 Names of the Parties to the Transaction Aetherion Technologies Inc. (formerly Westport Fuel Systems Inc.) (the "Company") Item 2 Description of the Transaction On October 14, 2026, the Company changed its name from "Westport Fuel Systems Inc." to "Aetherion Technologies Inc.". Item 3 Effective Date of the Transaction October 14, 2026. Item 4 Names of each party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity Not applicable. Item 5 Date of the Issuer’s First Financial Year-End Subsequent to the Transaction Not applicable. Item 6 Periods, including comparative periods, if any, of the Interim Financial Reports and the Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction Not applicable. Item 7 Documents filed under NI 51-102 that describe the Transaction The following documents describing the name change were filed on SEDAR+ under the Company's issuer profile at www.sedarplus.ca: (a) News release dated October 15, 2026; and (b) Articles and Certificate of Amendment dated October 14, 2026. Item 8 Date of Notice October 15, 2026.